================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------
                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 7)

                                   ----------


                            THE FORTRESS GROUP, INC.

                                (Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE                         3495K108
--------------------------------------------------------------------------------
    (Title of class of securities)                           (CUSIP number)


       MARJORIE L. REIFENBERG, ESQ                     RAYMOND O. GIETZ, ESQ.
LAZARD FRERES REAL ESTATE INVESTORS L.L.C.           WEIL, GOTSHAL & MANGES LLP
           30 ROCKEFELLER PLAZA                           767 FIFTH AVENUE
         NEW YORK, NEW YORK 10020                     NEW YORK, NEW YORK 10153
              (212) 632-6000                               (212) 310-8000
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                                FEBRUARY 12, 2001
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 (b) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of __ pages

================================================================================

NY2:\1015000\06\LR6G06!.DOC\58120.0004

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No.  3495K108                                        13D                                 Page 2
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                         Prometheus Homebuilders LLC
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [_]
                                                                                                                          (B) [X]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:
               AF

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

----------------------- ----- ----------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                         - 0 -
        SHARES
                        ----- ----------------------------------------------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   1,465,649 shares
       OWNED BY
                        ----- ----------------------------------------------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                    - 0 -
      REPORTING
                        ----- ----------------------------------------------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:               1,465,649 shares

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  1,465,649 shares

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [X]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  33.8% based on the number of shares of Common Stock outstanding on November 11, 2000

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                OO

-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       2

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No.  3495K108                                        13D                                 Page 3
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                LF Strategic Realty Investors II L.P.
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [_]
                                                                                                                          (B) [X]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:
               AF

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

---------------------- ------ ----------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                           - 0 -
       SHARES
                       ------ ----------------------------------------------------------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER:                   1,465,649 shares
      OWNED BY
                       ------ ----------------------------------------------------------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER:                      - 0 -
      REPORTING
                       ------ ----------------------------------------------------------------------------------------------------
     PERSON WITH        10    SHARED DISPOSITIVE POWER:              1,465,649 shares

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  1,465,649 shares

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   33.8% based on the number of shares of Common Stock
               outstanding on November 11, 2000

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                PN
-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       3

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No.  3495K108                                        13D                                 Page 4
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                LFSRI II Alternative Partnership L.P.
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [_]
                                                                                                                          (B) [X]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:  AF

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

----------------------- ----- ----------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                           - 0 -
        SHARES
                        ----- ----------------------------------------------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   1,465,649 shares
       OWNED BY
                        ----- ----------------------------------------------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                      - 0 -
      REPORTING
                        ----- ----------------------------------------------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              1,465,649 shares

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   1,465,649 shares

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  33.8% based on the number of shares of Common Stock outstanding on November 11, 2000

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                PN
-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       4

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No.  3495K108                                        13D                                 Page 5
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                LFSRI II - CADIM Alternative Partnership L.P.
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [_]
                                                                                                                          (B) [X]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:
               AF

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                    Delaware

-------------------------- ------- -----------------------------------------------------------------------------------------------
        NUMBER OF            7     SOLE VOTING POWER:                         - 0 -
         SHARES
                           ------- -----------------------------------------------------------------------------------------------
      BENEFICIALLY           8     SHARED VOTING POWER:                 1,465,649 shares
        OWNED BY
                           ------- -----------------------------------------------------------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER:                    - 0 -
        REPORTING
                           ------- -----------------------------------------------------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:            1,465,649 shares

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  1,465,649 shares

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  33.8% based on the number of shares of Common Stock outstanding on November 11, 2000

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                PN
-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       5

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No.  3495K108                                        13D                                 Page 6
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                Lazard Freres Real Estate Investors L.L.C.
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [_]
                                                                                                                          (B) [X]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:
               AF

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 New York

-------------------------- ------ ------------------------------------------------------------------------------------------------
        NUMBER OF            7    SOLE VOTING POWER:                       - 0 -
         SHARES
                           ------ ------------------------------------------------------------------------------------------------
      BENEFICIALLY           8    SHARED VOTING POWER:               1,465,649 shares
        OWNED BY
                           ------ ------------------------------------------------------------------------------------------------
          EACH               9    SOLE DISPOSITIVE POWER:                  - 0 -
        REPORTING
                           ------ ------------------------------------------------------------------------------------------------
       PERSON WITH          10    SHARED DISPOSITIVE POWER:          1,465,649 shares

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  1,465,649 shares

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  33.8% based on the number of shares of Common Stock outstanding on November 11, 2000

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                OO
-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       6

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No.  3495K108                                        13D                                 Page 7
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                Lazard Freres & Co. LLC
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [_]
                                                                                                                          (B) [X]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:   AF

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 New York

-------------------------- ------ ------------------------------------------------------------------------------------------------
        NUMBER OF            7    SOLE VOTING POWER:                       - 0 -
         SHARES
                           ------ ------------------------------------------------------------------------------------------------
      BENEFICIALLY           8    SHARED VOTING POWER:               1,465,649 shares
        OWNED BY
                           ------ ------------------------------------------------------------------------------------------------
          EACH               9    SOLE DISPOSITIVE POWER:                  - 0 -
        REPORTING
                           ------ ------------------------------------------------------------------------------------------------
       PERSON WITH          10    SHARED DISPOSITIVE POWER:          1,465,649 shares

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  1,465,649 shares

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  33.8% based on the number of shares of Common Stock outstanding on November 11, 2000

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                OO
-------------- -------------------------------------------------------------------------------------------------------------------


         SEE INSTRUCTIONS BEFORE FILLING OUT!

                  This Amendment No. 7 to Schedule 13D (the "Amendment") is filed by Prometheus Homebuilders LLC, a Delaware limited liability company ("Prometheus"), LF Strategic Realty Investors II L.P., a Delaware limited partnership ("LFSRI"), LFSRI II Alternative Partnership L.P., a Delaware limited partnership ("LFSRI II AP"), LFSRI II-CADIM Alternative Partnership L.P., a Delaware limited partnersip ("LFSRI CADIM"), Lazard Freres Real Estate Investors L.L.C., a New York limited liability company ("LFREI") and Lazard Freres & Co. LLC, a New York limited liability company ("Lazard", and together with Prometheus, LFSRI, LFSRI II AP, LFSRI CADIM and LFREI, the "Reporting Persons"). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D, as amended, originally filed by Prometheus on August 25, 1997 (as amended, the "Initial Schedule 13D"). The Initial Schedule 13D hereby is amended as follows:

ITEM 2.       IDENTITY AND BACKGROUND.

                  (a), (b), (c) and (f). LFREI joins the other Reporting Persons in filing this Statement. The principal business office of LFREI, a New York limited liability company, is 30 Rockefeller Plaza, New York, New York 10020. LFREI's activities consist principally of acting as general partner of several real estate investment partnerships that are affiliated with Lazard. The name, business address, principal occupation or employment and citizenship of the executive officers of LFREI are set forth on Schedule I hereto and incorporated by reference herein.

                  Lazard also joins the other Reporting Persons in filing this Statement. Lazard disclaims any beneficial ownership of any of the shares of Common Stock reported in this Statement. The principal business office of Lazard is 30 Rockefeller Plaza, New York, New York 10020. Lazard, a New York limited liability company, is the managing member of LFREI. Lazard's activities consist principally of financial advisory services. On a day-to-day basis, Lazard is run by a management committee. The name, business address, principal occupation or employment, and citizenship of each of the members of the management committee of Lazard are set forth on Schedule II hereto and are incorporated by reference herein. Lazard is wholly-owned by Lazard LLC, a Delaware limited liability company ("LLLC"), and therefore LLLC may be viewed as controlling Lazard. LLLC is a holding company. The Lazard Board of LLLC and the Executive Committee of Lazard Strategic Coordination Company LLC ("LSCC"), a Delaware limited liability company which is wholly-owned by LLLC, control LLLC. LSCC manages LLLC. The name, business address, principal occupation or employment and citizenship of the members of the Lazard Board of LLLC and the Executive Committee of LSCC are set forth on Schedules III and IV, respectively, hereto and are incorporated by reference herein. The principal business office of LLLC is 3711 Kennett Pike, Suite 120, P.O. Box 4649, Greenville, DE 19807-4649 and the principal business office of LSCC is c/o Corporation Trust, 1209 Orange Street, Wilmington, DE 19806. Lazard, on behalf of LLLC and LSCC, disclaims any beneficial ownership such entities may be deemed to have of any of the shares of Common Stock reported in this statement.

                  (d) and (e). During the last five years, none of LFREI, Lazard, and to the best knowledge of the Reporting Persons, any of the persons listed on Schedules I, II, III or IV has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 4.           PURPOSE OF TRANSACTION.

                  On February 12, 2001, Prometheus sent a written notice to the Issuer confirming that Prometheus had elected to exercise its rights under
Section 2.6 of the Restructuring Agreement, dated as of December 31, 1998, among the Issuer, Prometheus and the Homebuilder Stockholders named therein to obligate the Issuer to arrange for the sale for cash of 64,604 shares of the Common Stock, at $22.00 per share, owned by Prometheus in accordance with the provisions of such Section 2.6. A copy of the Restructuring Agreement is filed as an Exhibit to the Initial Schedule 13D. The written notification also stated, among other things, that in view of the prohibition in the Indenture governing the Issuer's 13.75% notes, Prometheus has agreed to extend and permit the Issuer the time that it needs so that it may comply with the notice without violating the provisions of the Indenture. The Issuer has notified Prometheus that it does not believe it is obligated to effect the sale and the parties have reserved their respective rights, if any, in this regard.

                  As previously publicly disclosed by the Issuer, the Issuer failed to make the dividend payment scheduled to be paid to Prometheus on October 2, 2000 in respect of the shares of Class AAA Preferred Stock of the Issuer held by Prometheus. Pursuant to the terms of the Class AAA Preferred Stock, this failure entitled Prometheus to provide written notice of the payment default to the Issuer and, if the payment default continues for two days after delivery of the written notice by Prometheus to the Issuer, Prometheus, as the holder of the Class AAA Preferred Stock and voting separately as a single class, would be entitled to elect directors sufficient to cause such directors, together with Prometheus' current designees on the Issuer's Board of Directors, to constitute a majority of the Issuer's Board of Directors and all committees of the Board of Directors, including the executive committee. Prometheus has not delivered notice of the payment default, but it has advised the Issuer that it is reserving all, and not waiving any, rights and remedies it may have as a result of the Issuer's failure to make the dividend payment.

                  The Prometheus designees on the Issuer's Board of Directors are in a position to influence the strategies and activities of the Issuer, some of which may from time to time result in or relate to certain of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons review their investment in the Issuer on a continuous basis. Based upon such review and considerations deemed relevant, the Reporting Persons may continue to hold their interest in the Issuer, dispose of all or part of such interest or acquire an additional interest in the Issuer, in public, privately negotiated or other transactions. It should be noted that the activities of the Reporting Persons regarding the Issuer and its securities are subject to change at any time.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of February 21, 2001, Prometheus beneficially owned 28,500 shares of Class AAA Preferred Stock, convertible into 1,240,937 shares of Common Stock (taking into account accrued but unpaid dividends through the latest dividend payment date) at a conversion price of $24.00 per share and 224,712 shares of Common Stock, representing beneficial ownership of a total of 1,465,649 shares of Common Stock, or approximately 33.8% of the 4,335,676 issued and outstanding shares of Common Stock of the Issuer, based on the number of shares of Common Stock outstanding as of November 11, 2000 as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 plus the number of shares of Common Stock into which the Class AAA Preferred Stock is convertible. The foregoing share ownership gives effect to the 1-for-4 reverse stock split effected by the Issuer on July 10, 2000. The other Reporting Persons have no ownership interest in the shares of Common Stock beyond their respective direct and indirect interests in Prometheus.

                  (b) By reason of their status as managing members of Prometheus, LFSRI, LFSRI II AP and LFSRI CADIM are reported as each sharing with Prometheus the power to vote or to direct the vote and dispose or direct the disposition of the shares of Common Stock beneficially owned by Prometheus. By reason of LFREI's control of each of the managing members and Lazard's control of LFREI, LFREI and Lazard also are reported as sharing the power to vote or to direct the vote and dispose or direct the disposition of such shares. Notwithstanding the foregoing, Lazard continues to disclaim any beneficial ownership of any of the shares of Common Stock reported in this Statement.

                  (c) Except as disclosed in Item 5(a) above, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons named in Item 2 in the Initial Schedule 13D as amended hereby, have acquired or disposed of any shares of Common Stock during the past 60 days.

                  (d) - (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Pursuant to an Amended and Restated Loan Agreement, dated as of February 8, 2001, by and between Capital Trust, Inc. ("Capital Trust"), LFSRI II SPV REIT Corp. ("SPV"), and Senior Quarters Funding Corp. ("SQFC") (the "Amended Loan Agreement") and related documents, Capital Trust agreed to loan an aggregate of $110 million to SPV and SQFC (inclusive of amounts previously loaned by Capital Trust to SPV, which remained outstanding on February 8, 2001).

                  Pursuant to a Pledge and Security Agreement, dated as of February 8, 2001, by and between Capital Trust and Prometheus (the "Fortress Pledge and Security Agreement"), Prometheus pledged all of its shares of Class AAA Preferred Stock, Common Stock and its warrants to purchase Common Stock to Capital Trust as security for the repayment of the borrowings of SPV and SQFC under the Amended Loan Agreement (including amounts previously borrowed by SPV from Capital Trust, which remained outstanding on February 8, 2001).

                  Pursuant to a Pledge and Security Agreement dated as of February 8, 2001, by and between Capital Trust, LFSRI, LFSRI II AP, LFSRI CADIM, Prometheus Assisted Living LLC, Prometheus, LFSRI II Assited Living LLC, and Prometheus Senior Quarters LLC (the "Prometheus Pledge and Security Agreement"), LFSRI, LFSRI II AP and LFSRI CADIM pledged the entire equity interest in Prometheus to Capital Trust as security for the repayment of the borrowings of SPV and SQFC under the Amended Loan Agreement (including amounts previously borrowed by SPV from Capital Trust, which remained outstanding on February 8,
2001).

                  Additionally, pursuant to the Amended Loan Agreement and related documents, any distributions in respect of the pledged collateral are to be deposited into a deposit account with The Chase Manhattan Bank, N.A. for the benefit of Midland Loan Services, Inc. as agent for Capital Trust.

                  The Amended Loan Agreement, the Fortress Pledge and Security Agreement, and the Prometheus Pledge and Security Agreement generally restrict Prometheus from selling or otherwise transferring the Class AAA Preferred Stock, the Common Stock or the warrants to purchase Common Stock, without the approval of Capital Trust, unless the proceeds from such sale are used to prepay indebtedness under the Amended Loan Agreement.

                  The foregoing descriptions of the Amended Loan Agreement, the Fortress Pledge and Security Agreement, and the Prometheus Pledge and Security Agreement are not intended to be complete and are therefore qualified in their entirety by the agreements themselves, which are attached hereto as exhibits and incorporated herein by reference.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1                     Joint Filing Agreement, dated February 22, 2001

Exhibit 2 Amended and Restated Loan Agreement, dated as of February 8, 2001, by and between Capital Trust, Inc., LFSRI II SPV REIT Corp., and Senior Quarters Funding Corp.

Exhibit 3 Pledge and Security Agreement, dated as of February 8, 2001, by and among Capital Trust, Inc. and Prometheus Homebuilders LLC

Exhibit 4 Pledge and Security Agreement, dated as of February 8, 2001, by and between Capital Trust,

                              Inc., LF Strategic Realty Investors II L.P., LFSRI II Alternative Partnership L.P., LFSRI II-CADIM Alternative Partnership L.P., Prometheus Assisted Living LLC, Prometheus Homebuilders LLC, LFSRI II Assisted Living LLC and Prometheus Senior Quarters LLC

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2001


              PROMETHEUS HOMEBUILDERS LLC

                       By  LF Strategic Realty Investors II L.P.,
                                its managing member,

                                by  Lazard Freres Real Estate
                                         Investors L.L.C.,
                                         its general partner,


                                         by           John A. Moore
                                             ---------------------------
                                               Name:  John A. Moore
                                               Title:  Principal & Chief
                                                      Financial Officer


              LF STRATEGIC REALTY INVESTORS II L.P.

                       By  Lazard Freres Real Estate Investors
                                L.L.C., its general partner,

                                by           John A. Moore
                                    ----------------------------
                                      Name:  John A. Moore
                                      Title: Principal & Chief
                                             Financial Officer

              LFSRI II ALTERNATIVE PARTNERSHIP L.P.

                       By  Lazard Freres Real Estate Investors
                                L.L.C., its general partner,

                                by           John A. Moore
                                    ----------------------------
                                      Name:  John A. Moore
                                      Title:  Principal & Chief
                                              Financial Officer

            LFSRI II-CADIM ALTERNATIVE PARTNERSHIP L.P.

                       By Lazard Freres Real Estate Investors
                             L.L.C., its general partner,

                             by           John A. Moore
                                 ----------------------------
                                   Name:  John A. Moore
                                   Title: Principal & Chief
                                          Financial Officer


            LAZARD FRERES REAL ESTATE
            INVESTORS L.L.C.

                             by           John A. Moore
                                 ----------------------------
                                   Name:  John A. Moore
                                   Title:  Principal & Chief
                                          Financial Officer


            LAZARD FRERES & CO. LLC

                             by           Scott D. Hoffman
                                 ----------------------------
                                   Name:  Scott D. Hoffman
                                   Title:  Managing Director

                                   SCHEDULE I


                  The following is a list of the principals and executive officers of LFREI on the date hereof, setting forth the present and principal occupation for each such person and the corporation or other organization in which such employment is conducted. The business address of each such person is 30 Rockefeller Plaza, New York, NY 10020. Each such person is a citizen of the United States.



Robert C. Larson              Chairman of LFREI and Managing Director of Lazard
                              Freres & Co. LLC

Michael G. Medzigian          President and Chief Executive Officer of LFREI and
                              Managing Director of Lazard Freres & Co. LLC

Mark S. Ticotin               Principal and Executive Vice President of LFREI

John A. Moore                 Principal and Chief Financial Officer of
                              LFREI

Marjorie L. Reifenberg        Principal, General Counsel and Secretary of LFREI

Robert S. Underhill           Principal of LFREI

Henry C. Herms                Controller of LFREI

                                   SCHEDULE II

                  Set forth below are the names of each of the members of the management committee of Lazard Freres & Co. LLC. Except as otherwise indicated, the principal occupation of each such person is managing director of Lazard Freres & Co. LLC, the business address of each such person is 30 Rockefeller Plaza, New York, New York 10020 and each person is a citizen of the United States.

                                         Business Address and
                                         Principal Occupation
Name                                     (if other than as indicated above)           Citizenship
----                                     ----------------------------------           -----------
Michel A. David-Weill                    Chairman of Lazard LLC and Lazard Freres &   France
                                         Co. LLC
Norman Eig

Steven J. Golub

Herbert W. Gullquist

Kenneth M. Jacobs

William R. Loomis, Jr.                   Chief Executive Officer of
                                         Lazard Freres & Co. LLC and
                                         Lazard LLC

David L. Tashjian



                                  SCHEDULE III

                           Lazard Board of Lazard LLC

                  Set forth below are the members of the Lazard Board of Lazard LLC, their business address, principal occupation and citizenship:


                                    Principal Occupation
Name                                and Business Address                        Citizenship
----                                --------------------                        -----------
Michel A. David-Weill               Chairman of Lazard LLC and                  France
                                    Lazard Freres & Co. LLC
                                    Lazard Freres & Co. LLC
                                    30 Rockefeller Plaza
                                    New York, NY  10020, USA

Antoine Bernheim                    Investor                                    France
                                    Chairman of Assicurazioni Generali S.p.A.
                                    Lazard Freres S.A.S.
                                    121 Boulevard Haussmann
                                    75382 Paris Cedex 08 France

Francois Voss                       Managing Director of Lazard Freres S.A.S.   France
                                    Lazard Freres S.A.S.
                                    121 Boulevard Haussmann
                                    75382 Paris Cedex 08 France

Didier Pfeiffer                     President du Conseil de Surveillance        France
                                    Fonds de Garantie des Assurances
                                    de Personnes
                                    30-32 rue de Taitbout
                                    75311 Paris Cedex 09 France


Alain Merieux                       President Directeur General (CEO)           France
                                    BioMerieux S.A. and BioMerieux Alliance
                                    69280 Marcy L'Etoile
                                    France






                                       17

                                    Principal Occupation
Name                                and Business Address                        Citizenship
----                                --------------------                        -----------

Jean Guyot                          Investor                                    France
                                    Lazard Freres S.A.S.
                                    121 Boulevard Haussmann
                                    75382 Paris Cedex 08 France


Bruno M. Roger                      Managing Director of Lazard Freres S.A.S.   France
                                    Lazard Freres S.A.S.
                                    121 Boulevard Haussmann
                                    75382 Paris Cedex 08 France

William R. Loomis, Jr.              Chief Executive Officer and                 USA
                                    Managing Director of
                                    Lazard Freres & Co. LLC and
                                    Chief Executive Officer of Lazard LLC
                                    Lazard Freres & Co. LLC
                                    30 Rockefeller Plaza
                                    New York, NY  10020

David J. Verey                      Chairman, Chief Executive, Managing         United Kingdom
                                    Director and Executive Director of
                                    Lazard Brothers & Co., Limited
                                    Lazard Brothers & Co., Limited
                                    21 Moorfields
                                    London EC2P 2HT
                                    United Kingdom

Gerardo Braggiotti                  Managing Director of Lazard Freres          Italy
                                    S.A.S. and Lazard Freres & Co. LLC
                                    Lazard Freres S.A.S.
                                    121 Boulevard Haussmann
                                    75382 Paris Cedex 08 France


                                   SCHEDULE IV

        Executive Committee of Lazard Strategic Coordination Company LLC

                  Set forth below are the members of the Executive Committee of Lazard Strategic Coordination Company LLC, their business address, principal occupation and citizenship:


                                    Principal Occupation
Name                                and Business Address                        Citizenship
----                                --------------------                        -----------
Michel A. David-Weill               Chairman of Lazard LLC and                  France
                                    Lazard Freres & Co. LLC
                                    Lazard Freres & Co. LLC
                                    30 Rockefeller Plaza
                                    New York, NY  10020, USA

Gerardo Braggiotti                  Managing Director of Lazard Freres S.A.S.   Italy
                                    and Lazard Freres & Co. LLC
                                    Lazard Freres S.A.S.
                                    121 Boulevard Haussmann
                                    75382 Paris Cedex 08 France

Norman Eig                          Managing Director                           USA
                                    of Lazard Freres & Co. LLC
                                    Lazard Freres & Co. LLC
                                    30 Rockefeller Plaza
                                    New York, NY  10020

Kenneth M. Jacobs                   Managing Director                           USA
                                    of Lazard Freres & Co. LLC
                                    Lazard Freres & Co. LLC
                                    30 Rockefeller Plaza
                                    New York, NY  10020

William R. Loomis, Jr.              Chief Executive Officer and                 USA
                                    Managing Director of
                                    Lazard Freres & Co. LLC and
                                    Chief Executive Officer of Lazard LLC
                                    Lazard Freres & Co. LLC
                                    30 Rockefeller Plaza
                                    New York, NY  10020





                                       19

                                    Principal Occupation
Name                                and Business Address                        Citizenship
----                                --------------------                        -----------

Georges Ralli                       Managing Director of Lazard Freres S.A.S.   France
                                    Lazard Freres S.A.S.
                                    121 Boulevard Haussmann
                                    75382 Paris Cedex 08 France



Bruno M. Roger                      Managing Director of Lazard Freres S.A.S.   France
                                    Lazard Freres S.A.S.
                                    121 Boulevard Haussmann
                                    75382 Paris Cedex 08 France


William J. Rucker                   Managing Director of Lazard Brothers        United
                                    & Co., Limited                              Kingdom
                                    Lazard Brothers & Co., Limited
                                    21 Moorfields
                                    London EC2P 2HT
                                    United Kingdom

David L. Tashjian                   Managing Director of Lazard Freres          USA
                                    & Co. LLC
                                    Lazard Freres & Co. LLC
                                    30 Rockefeller Plaza
                                    New York, New York 10020

David J. Verey                      Chairman, Chief Executive, Managing         United
                                    Director and Executive Director of          Kingdom
                                    Lazard Brothers & Co., Limited
                                    Lazard Brothers & Co., Limited
                                    21 Moorfields
                                    London EC2P 2HT
                                    United Kingdom


                                  EXHIBIT INDEX
                                  -------------

Exhibit No.
-----------

Exhibit 1                     Joint Filing Agreement, dated February 22, 2001

Exhibit 2 Amended and Restated Loan Agreement, dated as of February 8, 2001, by and between Capital Trust, Inc., LFSRI II SPV REIT Corp., and Senior Quarters Funding Corp.

Exhibit 3 Pledge and Security Agreement, dated as of February 8, 2001, by and among Capital Trust, Inc. and Prometheus Homebuilders LLC

Exhibit 4 Pledge and Security Agreement, dated as of February 8, 2001, by and between Capital Trust, Inc., LF Strategic Realty Investors II L.P., LFSRI II Alternative Partnership L.P., LFSRI II-CADIM Alternative Partnership L.P., Prometheus Assisted Living LLC, Prometheus Homebuilders LLC, LFSRI II Assisted Living LLC and Prometheus Senior Quarters LLC






                                       21